UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

The Lovesac Company

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Titles of Class of Securities)

54738L109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54738L109	13G	Page 2 of 13

1	NAME OF REPORTING PERSON Satori Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,860,585
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,860,585

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.27% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 3 of 13

1	NAME OF REPORTING PERSON SCGPM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,860,585
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,860,585

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.27% (2)
12	TYPE OF REPORTING PERSON OO

(2)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Commission on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 4 of 13

1	NAME OF REPORTING PERSON Sunny Vanderbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,860,585
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,860,585

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.27% (3)
12	TYPE OF REPORTING PERSON IN

(3)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Commission on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 5 of 13

1	NAME OF REPORTING PERSON Randy Eisenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,860,585
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,860,585

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.27% (4)
12	TYPE OF REPORTING PERSON IN

(4)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Commission on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 6 of 13

1	NAME OF REPORTING PERSON Satori Capital Strategic Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,295,898
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,295,898

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.24% (5)
12	TYPE OF REPORTING PERSON OO

(5)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Commission on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 7 of 13

1	NAME OF REPORTING PERSON Satori Capital Strategic Opportunities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,295,898
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,295,898

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.24% (6)
12	TYPE OF REPORTING PERSON PN

(6)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Commission on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 8 of 13

1	NAME OF REPORTING PERSON Satori Capital III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 564,687
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 564,687

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,687
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.03% (7)
12	TYPE OF REPORTING PERSON OO

(7)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Commission on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 9 of 13

1	NAME OF REPORTING PERSON Satori Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 564,687
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 564,687

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,687
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.03% (8)
12	TYPE OF REPORTING PERSON PN

(8)	Based on 13,535,268 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 17, 2018, based on the Issuer’s Form 10-Q filed with the Commission on December 19, 2018 plus 490,000 shares of Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 10 of 13

Item 1(a).	Name of Issuer:

The Lovesac Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Landmark Square, Suite 300
Stamford, CT 06901

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Satori Capital, LLC (“Satori Capital”), SCGPM, LLC (“SCGPM”), Satori Capital Strategic Opportunities GP, LLC (“Satori CSOGP”), Satori Capital Strategic Opportunities, LP (“Satori CSO”), Satori Capital III GP, LLC (“SCIIIGP”), Satori Capital III, LP (“SCIII”), Sunny Vanderbeck and Randy Eisenman (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing filed herewith in accordance with Rule 13d-1(k)(1) under the Act.

SCGPM is wholly owned and controlled by Satori Capital, which is indirectly owned and controlled by Sunny Vanderbeck and Randy Eisenman through entities that Sunny Vanderbeck or Randy Eisenman own or control. SCGPM is the manager of Satori CSOGP and SCIIIGP and may be deemed to share voting and dispositive power with respect to the shares held by Satori CSO and SCIII. Satori CSOGP, is the general partner of Satori CSO, which directly holds 919,788 shares of Common Stock, 34,825 shares of Common Stock issuable pursuant to a letter agreement between the Reporting Person and the Issuer, dated June 22, 2018 (the “Letter Agreement”) and 341,285 shares of Common Stock issuable upon the exercise of warrants. SCIIIGP is the general partner of SCIII, which directly holds 400,797 shares of Common Stock, 15,175 shares of Common Stock issuable pursuant to the Letter Agreement and 148,715 shares of Common Stock issuable upon the exercise of warrants.

Each of Satori CSOGP, SCIIIGP, SCGPM, Satori Capital, Mr. Vanderbeck, Mr. Eisenman and each entity through which Mr. Vanderbeck and Mr. Eisenman indirectly owns or controls Satori Capital disclaims beneficial ownership of the securities held by Satori CSO and SCIII.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

2501 N. Harwood St., 20th Floor, Suite 2001
Dallas, Texas 75201

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.00001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

54738L109

CUSIP No. 54738L109	13G	Page 11 of 13

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

CUSIP No. 54738L109	13G	Page 12 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 54738L109	13G	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

Satori Capital, LLC
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

SCGPM, LLC
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital Strategic Opportunities GP, LLC

By:	SCGPM, LLC, its Manager
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital III GP, LLC

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital Strategic Opportunities, LP

By:	Satori Capital Strategic Opportunities GP, LLC, its General Partner

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital III, LP

By:	Satori Capital III GP, LLC, its General Partner

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Sunny Vanderbeck
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck

Randy Eisenman

By:	/s/ Randy Eisenman
Name:	Randy Eisenman